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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-69453~~ 8-69456 JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/17/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FallLine Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Old Kings Highway South Suite 100
(No. and Street)

Darien (City) CT (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Blanche LaLima (347) 268-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

850 Canal Street (Address) Stamford (City) CT (State) 06902 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Straus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FallLine Securities LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

SUBSCRIBED AND SWORN TO BEFORE ME, A NOTARY PUBLIC, IN AND FOR COUNTY OF Fairfield AND STATE OF CONNECTICUT THIS 22nd DAY OF Feb 20[illegible]

NOTARY PUBLIC

K CASAGRANDE
Notary Public, State of Connecticut
My Commission Expires Sept. 30, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
FallLine Securities LLC
Darien, Connecticut

We have audited the accompanying statement of financial condition of FallLine Securities LLC (the Company), as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the period from March 17, 2015 (commencement of operations) through December 31, 2015, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FallLine Securities LLC, as of December 31, 2015, and the results of its operations and its cash flows for the period from March 17, 2015 (commencement of operations) through December 31, 2015, in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of FallLine Securities LLC's financial statements. The Supplemental Information is the responsibility of FallLine Securities LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

New Haven, Connecticut
March 10, 2016

FALLLINE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2015

ASSETS

Cash	$ 101,580
Receivable from affiliate	7,302
Computer equipment, at cost, less accumulated depreciation of $908	17,261
Security deposit	40,000
Prepaid expenses	10,721
Total Assets	$ 176,864

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 36,435
Accrued rent expense	34,880
Total Liabilities	71,315
Commitments and contingencies (Notes 1 and 3)	
Member's equity	105,549
Total Liabilities and Member's Equity	$ 176,864

The accompanying notes are an integral part of these financial statements.

FALLLINE SECURITIES LLC

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MARCH 17, 2015 (COMMENCEMENT OF OPERATIONS)
TO DECEMBER 31, 2015

EXPENSES	
Employee compensation and benefits	$ 319,660
Professional fees	75,156
Communications and information technology	54,410
Occupancy and office expenses	34,230
Regulatory fees	16,632
Business Development	14,467
Other expenses	12,268
Depreciation expense	908
	527,731
Net loss	$(527,731)

The accompanying notes are an integral part of these financial statements.

FALLLINE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM MARCH 17, 2015 (COMMENCEMENT OF OPERATIONS)
TO DECEMBER 31, 2015

	Member's Equity
Balance at March 17, 2015 (commencement of operations)	$ --
Member contributions	633,280
Net loss	(527,731)
Balance at December 31, 2015	$ 105,549

The accompanying notes are an integral part of these financial statements.

FALLLINE SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MARCH 17, 2015 (COMMENCEMENT OF OPERATIONS)
TO DECEMBER 31, 2015

Cash Flows from Operating Activities:	
Net loss	$ (527,731)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	908
Member expense allocation recorded as equity	98,280
Change in assets and liabilities:	
Receivable from affiliate	(7,302)
Security deposit	(40,000)
Prepaid expenses	(10,721)
Accounts payable and accrued expenses	36,435
Accrued rent expense	34,880
Net cash used in operating activities	(415,251)
Cash Flows used in Investing Activities:	
Purchase of computer equipment	(18,169)
Cash Flows from Financing Activities:	
Member's contributions	535,000
Net increase in cash	101,580
Cash at beginning of period	--
Cash at end of period	$ 101,580

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM MARCH 17, 2015 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 2015

1 - Organization and Nature of Business:

FallLine Securities LLC (the Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also subject to oversight by the Securities and Business Investments Division of the Office of the Banking Commissioner of the State of Connecticut. The Company is a single member Delaware limited liability company, registered to do business as a foreign limited liability company in the State of Connecticut. The Company is a wholly-owned subsidiary of FallLine Group LLC (FallLine Group). The Company's business plan is to enable private wealth advisors servicing ultra-high net worth clients to launch and build independent hybrid registered investment adviser businesses by providing transition services, an integrated technology and services platform, third-party investment products and introducing broker-dealer capabilities to those businesses. There can be no assurance that the Company will be able to execute its business plan.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2 - Significant Accounting Policies:

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Income is recorded when earned and expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The Company maintains accounts with commercial banks and at times such amounts may exceed Federal Deposit Insurance Corporation limits.

2 - Significant Accounting Policies (continued):

Revenue Recognition

Revenue is recorded when earned.

Computer Equipment

Computer equipment is stated at cost less accumulated depreciation. Depreciation of assets is provided using accelerated methods for financial statement reporting purposes over the estimated useful lives of the assets, which range from five to seven years. Depreciation expense for the period from March 17, 2015 (commencement of operations) to December 31, 2015 totaled $908.

Income Taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for U.S. federal and state income taxes. These taxes are the responsibility of FallLine Group, which as the sole member includes the Company's income and deductions in its tax returns.

FallLine Group files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. However, the Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities (Tax Authorities) in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company has no uncertain tax positions at December 31, 2015. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in income taxes payable.

3 – Office Lease:

The Company leases office space in Darien, Connecticut. For the period March 17, 2015 (commencement of operations) to December 31, 2015, the Company incurred rental expense on a straight-line basis of $27,572, which is included in occupancy and office expenses within the statement of operations. In September 2015, the Company signed a five-year lease for office space, commencing October 1, 2015 and expiring March 31, 2021. The lease required a security deposit of $40,000 and prepayment of the first month's rent of $9,961, and that the payment of rent would commence on April 1, 2016. The lease contains additional rent clauses for real estate taxes and certain operating costs incurred by the landlord.

3 – Office Lease (continued):

The following is a schedule by year of the future minimum annual occupancy costs:

Year	Annual Occupancy Costs
2016	$89,645
2017	$139,243
2018	$160,614
2019	$165,237
2020	$169,858
Thereafter	$42,754

4 – Related Party Transactions:

The Company is a wholly-owned subsidiary of FallLine Group, and has been funded to date by capital contributions made by FallLine Group. FallLine Group's members include FallLine Group Holdings Corp. (Holdings) and persons who are also shareholders of Holdings. During the period August 1, 2015 to December 31, 2015, FallLine Group paid certain expenses, some of which relate to both the businesses of FallLine Group and the Company. The portion of these costs that was allocated by FallLine Group to the Company totaled $113,271, of which $98,280 is considered member contributions. Such expenses included employee compensation and benefits, professional fees, communication and information technology expenses, occupancy and office expenses, business development expenses and other miscellaneous expenses. The receivable from affiliate at December 31, 2015 totaled $7,302, and consists of certain expenses incurred by FallLine Group and paid by the Company.

5 - Net Capital Requirements:

The Company is subject to SEC Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $30,265 which was $19,735 below its required net capital of $50,000. The Company's net capital ratio was 2.36 to 1 at December 31, 2015.

6 – Exemption from SEC Rule 15c3-3:

The Company is an introducing broker-dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii).

7 – Subsequent Events:

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 10, 2016 which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements, other than capital contributions by FallLine Group to the Company of $250,000 on January 13, 2016 and $250,000 on March 7, 2016.

FALLLINE SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31, 2015

SCHEDULE I

Net Capital		
Total member's equity from statement of financial condition		$ 105,549
Less non-allowable assets and charges		
Receivable from affiliate	7,302	
Computer equipment, net	17,261	
Security deposit	40,000	
Prepaid expenses	10,721	
		75,284
Net capital		$ 30,265
Aggregate Indebtedness		
Accrued expenses and other liabilities	$ 36,435	
Accrued rent expense	34,880	
		$ 71,315
Ratio of Aggregate Indebtedness to Net Capital		2.36
Minimum Net Capital Required (the greater of $50,000 or 6-2/3% of aggregate indebtedness of $64,013)		$ 50,000
Deficiency of Net Capital under Minimum Requirements		$ (19,735)

FALLLINE SECURITIES LLC

DECEMBER 31, 2015



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
FallLine Securities LLC
Darien, Connecticut

We have reviewed management's statements included in the accompanying FallLine Securities LLC (the Company)'s Annual Exemption Report, in which *(a)* the Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the exemption provisions) and *(b)* the Company stated that it has met the identified exemption provisions throughout the period from March 17, 2015 (commencement of operations) to December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of 17 C.F.R. § 240.15c3-3.

RSM US LLP

New Haven, Connecticut
March 10, 2016

FallLine Securities LLC

Annual Exemption Report

FallLine Securities LLC (the "Company") is a registered broker-dealer subject to Section 17a-5 of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 17a-5 of the Exchange Act promulgated by the Securities and Exchange Commission (See 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company received approval from the Financial Industry Regulatory Authority to commence business operations on July 20, 2015. This Exemption Report was prepared as required by Section 17a-5 of the Exchange Act and Rule 17a-5(d)(1) and (4) thereunder. To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the period from March 17, 2015 (commencement of operations) to December 31, 2015; and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from March 17, 2015 (commencement of operations) to December 31, 2015 without exception.

FallLine Securities LLC

I, Peter E. Ruhlin, a duly authorized officer of the Company, swear and affirm that, to my best knowledge and belief, this Exemption Report is true and correct on and as of the date set forth below.

By: 

Peter E. Ruhlin
President

February 9, 2016